FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES PRIVATE PLACEMENT

JED Raising $20 Million for Upcoming Drilling Programs

All dollar amounts quoted in this news release are in U.S. dollars.

Calgary, Alberta – Thursday, August 4, 2005 – JED Oil Inc. (Amex: JDO) today announced the closing of a private placement of convertible debt with JED Funding, Ltd., a qualified investor limited partnership.  The principle amount of $20 million will have a term through February 1, 2008 and accrues interest at the rate of 10% per annum, payable quarterly.  The debt is convertible at the holder’s option to 666,667 common shares of JED at a value of $30.00 per share.

“Due to the substantial inventory of drilling projects resulting from Enterra Energy Trust’s (NASDAQ:EENC; TSX:ENT.UN) proposed acquisition of High Point Resources combined with the anticipated development drilling based on the current drilling results to date in the Bakken play in North Dakota, it was determined that in addition to contemplated bank debt, this financing was required to contract for five additional drilling rigs and accelerate the increasing number of drilling programs in our business plan,” stated Tom Jacobsen, CEO of JED.

“The number of drilling locations that have been identified on the High Point lands has increased to approximately 120.  In addition, JED currently has the potential to access over 75,000 acres (gross), approximately 60,000 acres (net) on lands held by an associated company and Enterra on the Bakken play by way of farm-in agreements.  Moreover, JED is moving forward with its drilling program in the Jonah/Pinedale area of Wyoming.  This financing will enable JED to grow at an accelerated rate which should increase production, revenue and cash flow,” added Al Williams, President of JED.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

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JED OIL News Release

August 4, 2005

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, the proposed acquisition of High Point by Enterra, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

The securities sold in this private placement have not been registered under the Securities Act of 1933 or any state securities laws and unless so registered may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. However, JED has agreed to file a registration statement for the resale of the common shares underlying the convertible debt. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

Company Contacts:

or

 Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com